FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 29, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated April 20, 2004.

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779 and No. 333-112948.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: April 29, 2004	By:	/s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE April 20, 2004

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE QUARTER ENDED MARCH 31, 2004
  48% increase in revenues for Q1 04 to $213.9m (Q1 03: $144.7m)
  Profit of $14.7m for Q1 04 (Q1 03: $26.2m)
  Profit per common share of $0.22 for Q1 04 (Q1 03: $0.40)
  39% annual increase in proportional subs to 4.1m and in total subs to 5.9m

New York, Stockholm, London and Luxembourg – April 20, 2004 – Millicom International Cellular SA (Nasdaq Stock Market: MICC, Stockholmsbörsen: MIC), (“MIC”) the global telecommunications investor, today announces results for the quarter ended March 31, 2004.

Financial summary for the quarters ended March 31, 2004 and 2003*

	March 31 2004	March 31 2003	Change
Worldwide subscribers (i)
- proportional cellular (ii)	4,128,030	2,962,603	39%
- total cellular	5,897,371	4,248,714	39%

US$ ‘000
Revenues	213,859	144,719	48%

Operating profit	62,067	34,684	79%

Profit for the period	14,730	26,226

Basic profit per common share (US$)	0.22	0.40

Diluted profit per common share (US$)	0.20	0.40

Weighted average number of shares (thousands)	65,963	65,136

Weighted average number of shares and dilutive potential shares (thousands)	79,930	65,136

(i)	Subscriber figures represent the worldwide total number of subscribers of cellular systems in which MIC has an ownership interest..
(ii)	Proportional subscribers are calculated as the sum of MIC’s percentage ownership of subscribers in each operation.
*	Due to local issues in El Salvador, MIC discontinued consolidating El Salvador on a proportional basis from May 2001 to September 2003.
Figures for 2003 in this press release therefore do not include El Salvador. Figures for 2004 include El Salvador.,

Marc Beuls, MIC’s President and Chief Executive Officer stated:

“We have changed our financial reporting to reflect the five operational clusters in the group which are South East Asia, South Asia, Africa, Central America and South America. Countries within a cluster have historically shown similar developments and breaking down the numbers in this way provides greater transparency and enables our shareholders, bondholders and analysts to gain a better understanding of the trends we see in certain parts of the company.

MIC has had a buoyant start in 2004, building on the growth seen last quarter, by producing increases in revenues of 48% and increases in operating profit of 79% over the first quarter of 2003. Our African operations in particular continued to show very impressive growth with revenues up 75% year on year, fuelled by annual total subscriber growth of 81%. Asia continued to perform well and we are encouraged by definite signs of recovery in South America. Our priority for 2004 is to accelerate the growth of our existing operations, whilst seeking opportunities in adjacent markets. Our current licence renewals are progressing well. We signed a Memorandum of Understanding in Vietnam and, in Pakistan, our licence extension has been confirmed and negotiations continue with the Ministry of Telecoms regarding final terms.”

FINANCIAL AND OPERATING SUMMARY

•	Subscriber growth:

An annual increase in worldwide total cellular subscribers of 39% to 5,897,371 at March 31, 2004, including 468,591 total subscribers in El Salvador.

An annual increase in proportional cellular subscribers of 39% to 4,128,030 at March 31, 2004, including 468,591 proportionnal subscribers in El Salvador.

In the first quarter of 2004 MIC added 206,829 net new total cellular subscribers.

Proportional prepaid subscribers increased to 3,641,976 at March 31, 2004 (of which 325,675 in El Salvador), from 2,641,734 at March 31, 2003.

•	Financial highlights:

Revenues for the first quarter of 2004 were $213.9 million, an increase of 48% from the first quarter of 2003. Revenues for the first quarter of 2004 for El Salvador, which was reconsolidated in September 2003, was $33.8 million.

From the first quarter of 2004, MIC is providing greater disclosure in its financial reporting by reflecting revenues for the five operational clusters in the group; South East Asia, South Asia, Africa, Central America and South America.

Operating profit for the first quarter of 2004 was $62,067,000, an increase of 79% from the first quarter of 2003. Operating profit for the first quarter of 2004 for El Salvador, which was reconsolidated in September 2003, was $11,061,000.

•	Total cellular minutes increased by 53% for the three months ended March 31, 2004 from the same quarter in 2003, with prepaid minutes increasing by 66% in the same period.

2

•

On February 4, 2004 MIC’s subsidiary in Vietnam, Comvik International Vietnam signed a Memorandum of Understanding with its partner VMS, a subsidiary of the Vietnam Posts and Telecommunications, to confirm their intention to extend the co-operation for the long term.

•	On February 5, 2004 MIC acquired 26% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%. MIC now controls Millicom Tanzania Ltd.

•	An Extraordinary General Meeting of Shareholders held on February 16, 2004, approved a stock split of the issued shares of MIC by which each share with a par value of $6 was split into four new shares with a par value of US$ 1.50. The stock split became effective after close of business on February 20, 2004.

•	On February 17, 2004 MIC signed a management agreement with Rafsanjan Industrial Complex (‘RIC’) in Iran to manage a nationwide GSM network to be owned by RIC under a build, operate and transfer contract between RIC and Telecommunications Company of Iran. The contract allows RIC to build and operate the network for 2 million prepaid subscribers for a period of 11 years. MIC will be paid a share of the revenues generated by the network and has been awarded an option to acquire 47% of the company that will operate it.

•	On March 19, 2004 MIC formally requested the Trustee to call the entire outstanding amount of 2% Senior Convertible PIK Notes (the “2% PIK Notes”) for redemption in cash on April 26, 2004 in accordance with the terms of the Indenture covering these Notes. During the quarter ended March 31, 2004, 40% of the 2% PIK Notes outstanding at year end were converted.

•	MIC’s listing on the Stockholmsbörsen (Swedish Stock Exchange) became effective on March 30, 2004.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH

In the first quarter of 2004 MIC’s worldwide operations in Asia, Latin America and Africa added 206,829 net new total cellular subscribers. On a proportional basis, MIC added 102,453 subscribers, bringing the total at March 31, 2004 to 4.1 million.

At March 31 2004, MIC’s total cellular subscriber base increased by 39% to 5,897,371 cellular subscribers from 4,248,714 as at March 31, 2003. Particularly significant percentage increases were recorded in Ghana, Senegal, Sierra Leone, Vietnam and Pakistan. MIC’s proportional subscriber base increased to 4,128,030 from 2,962,603 at March 31, 2003, also an increase of 39%.

MIC experienced negative subscriber growth in South America over the last twelve months as a result of the subscriber review in Paraguay earlier this year and a similar review last year in Bolivia.

Within the 4,128,030 proportional cellular subscribers reported at the end of the first quarter, 3,641,976 were pre-paid customers. Pre-paid subscribers currently represent respectively 87% and 88% of total and proportional cellular subscribers.

Cellular Operations*

	Proportional (i)	Proportional (i)		Total	Total
	Subs at	Subs at	Annualized	Subs at	Subs at	Annualized
	Mar 31, 2004	Mar 31, 2003	Increase	Mar 31, 2004	Mar 31, 2003	Increase

South East Asia	779,517	508,987	53%	1,706,073	1,107,885	54%
South Asia	1,044,513	751,696	39%	1,246,692	906,037	38%

MIC Asia	1,824,030	1,260,683	45%	2,952,765	2,013,922	47%

Central America	987,115	417,628	136%	1,443,815	786,346	84%
South America	721,602	1,005,197	-28%	739,530	1,027,853	-28%

MIC Latin America	1,708,717	1,422,825	20%	2,183,345	1,814,199	20%

MIC Africa	595,283	279,095	113%	761,261	420,593	81%

Total Cellular Ops	4,128,030	2,962,603	39%	5,897,371	4,248,714	39%

(i)	Proportional subscribers are calculated as the sum of MIC’s percentage ownership of subscribers in each operation.
*	Due to local issues in El Salvador, MIC discontinued consolidating El Salvador on a proportional basis from May 2001 to September 2003. Figures for 2003 therefore do not include El Salvador. Figures for 2004 include El Salvador.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2004

Total revenues for the three months ended March 31, 2004 were $213.9 million, an increase of 48% from the first quarter of 2003, reflecting the increasing trend of growth in MIC’s operations. MIC recorded revenue growth in Africa of 75% to $31.7m in the first quarter of 2004 compared with the same period in 2003, with Ghana producing growth of 153%. Revenues for Asia for the first quarter of 2004 increased by 34% from the same period last year, to $86.4 million, with $55.7 million for South East Asia and $30.6 million for South Asia.

First quarter revenues for Latin America increased by 58% from the first quarter of 2003, mainly because of the reconsolidation of El Salvador. The Central American market continued to perform strongly with Guatemala and Honduras producing increases in revenues of 20% and 19% respectively from the first quarter of 2003. In South America, Bolivia and Paraguay produced revenue increases of 6% and 4% respectively, their highest year-on-year quarterly increases for several years, pointing to an upturn in the region.

The profit per common share on a non-dilutive basis for the first quarter of 2004 was $0.22. Excluding the gain on exchange and disposal of investments, the valuation movements on securities, the fair value result on financial instruments and the exchange gain on the 5% Mandatory Exchangeable Notes, the profit per share was $0.21. The corresponding loss per share for the first quarter of 2003 was ($0.20), derived from the profit per share of $0.40 after deduction of $0.60 relating to a non-recurring gain on exchange and disposal of investments and valuation movements on securities.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 387 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.

It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 16:00 Luxembourg time / 10:00 New York time, on Tuesday, April 20, 2004. The dial-in numbers are: +44 1452 542 300 or +1 866 220 1452 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on +44 1452 550 000 or +1 866 247 4222, access code: 1220441#.

APPENDICES

  Consolidated statements of profit and loss for the three months ended March 31, 2004 and 2003

  Consolidated balance sheets as of March 31, 2004 and December 31, 2003

  Condensed consolidated statements of cash flows for the three months ended March 31, 2004 and 2003

  Condensed consolidated statements of changes in shareholders’ equity for the three months ended March 31, 2004 and for the year ended December 31, 2003

  MIC quarterly analysis by cluster

     Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended March 31, 2004 and 2003

	Quarter ended	Quarter ended
	March 31, 2004	March 31, 2003

	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Revenues	213,859	144,719

Operating expenses

Cost of sales (excluding depreciation and amortization)	(56,074)	(36,546)

Sales and marketing	(28,790)	(17,956)

General and administrative expenses	(22,205)	(18,647)

Corporate and license acquisition costs	(7,314)	(5,999)

Write-down of assets, net	(405)	(384)

Depreciation and amortization	(37,004)	(30,503)

Operating profit	62,067	34,684

Gain on exchange and disposal of investments	30	1,181

Valuation movement on securities	(66,106)	38,237

Fair value result on financial instuments	51,700	0

Profit from associates	134	45

Interest expense	(27,349)	(38,902)

Interest income	1,574	1,129

Exchange gain, net	14,424	3,754

Profit before taxes	36,474	40,128

Taxes	(16,702)	(10,198)

Profit after taxes	19,772	29,930

Minority interest	(5,042)	(3,704)

Profit for the period	14,730	26,226

Basic earnings per common share (US$)	0.22	0.40

Weighted average number of shares
outstanding in the period (in thousands)	65,963	65,136

Diluted earnings per common share (US$)	0.20	0.40

Weighted average number of shares and potential
dilutive shares outstanding in the period (in thousands)	79,930	65,136

Millicom International Cellular S.A.

Consolidated balance sheets
as of March 31, 2004 and December 31, 2003

	March 31,	Dec 31,
	2004	2003
	(Unaudited)
	US$ ’000	US$ ’000
Assets

Non-current assets

Intangible assets

Goodwill, net	43,924	49,578

Licenses, net	31,544	30,889

Other intangible assets, net	5,417	5,148

Property, plant and equipment, net	522,042	487,746

Financial assets

Investment in Tele2 AB shares (i)	412,934	479,040

Investment in other securities	25,424	25,397

Investment in associated companies	1,458	1,340

Pledged deposits	24,639	31,530

Deferred taxation	5,146	5,226

Total non-current assets	1,072,528	1,115,894

Current assets

Financial assets - Investment in other securities	15,291	15,291

Inventories	12,474	10,941

Debtors

Trade receivables, net	135,690	113,750

Amounts due from joint ventures	10,400	13,137

Amounts due from other related parties	3,075	2,905

Prepayments and accrued income	27,366	19,739

Other current assets	59,476	49,583

Time deposits	98,462	32,880

Cash and cash equivalents	96,889	148,829

Total current assets	459,123	407,055

Total assets	1,531,651	1,522,949

(i) Net position of the 5% Mandatory Exchangeable Notes as of March 31, 2004	US$ ’000

Investment in Tele2 shares	412,934

Embedded derivative on the 5% Mandatory Exchangeable Notes in Tele2	(51,757)

	361,177

5% Mandatory Exchangeable Notes in Tele2 - debt component	(314,881)

Net position	46,296

		8

Millicom International Cellular S.A.

Consolidated balance sheets
as of March 31, 2004 and December 31, 2003

	Mar 31,	Dec 31,
	2004	2003
	(Unaudited)
	US$ ’000	US$ ’000
Shareholders’ equity and liabilities

Shareholders’ equity

Share capital and premium	268,044	239,876

Treasury stock	(8,833)	(8,833)

2% PIK notes – equity component	9,485	16,006

Legal reserve	4,256	4,256

Retained losses brought forward	(267,287)	(446,110)

Profit for the period	14,730	178,823

Currency translation reserve	(70,221)	(69,198)

Total shareholders’ equity	(49,826)	(85,180)

Minority interest	30,456	26,571

Liabilities

Non-current liabilities

10% Senior Notes	536,244	536,036

2% PIK notes - debt component	31,001	50,923

5% Mandatory Exchangeable Notes - debt component(i)	314,881	327,635

Embedded derivative on the 5% Mandatory Exchangeable Notes(i)	51,757	103,457

Other debt and financing	112,297	126,150

Deferred taxation	36,460	33,944

Total non-current liabilities	1,082,640	1,178,145

Current liabilities

Other debt and financing	123,743	132,664

Trade payables	147,129	112,764

Amounts due to other related parties	2,124	608

Accrued interest and other expenses	56,620	44,673

Other current liabilities	138,765	112,704

Total current liabilities	468,381	403,413

Total liabilities	1,551,021	1,581,558

Total shareholders’ equity and liabilities	1,531,651	1,522,949

		9

     Millicom International Cellular S.A.

Condensed consolidated statements of cash flows
for the three months ended March 31, 2004 and 2003

	Mar 31,	Mar 31,
	2004	2003
	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Net cash provided by operating activities	75,405	61,984

Cash flow used by investing activities	(97,043)	(38,134)

Cash flow used by financing activities	(30,360)	(16,916)

Cash effect of exchange rate changes	58	173

Net increase in cash and cash equivalents	(51,940)	7,107

Cash and cash equivalents, beginning	148,829	70,451

Cash and cash equivalents, ending	96,889	77,558

Millicom International Cellular S.A.

Condensed consolidated statements of changes in shareholders’ equity for the three months ended March 31, 2004 and for the year ended December 31, 2003

	Mar 31,	Dec 31,
	2004	2003
	(Unaudited)
	US$ ’000	US$ ’000

Shareholders’ equity at January 1	(85,180)	(295,259)

Disposal / Cancellation of treasury stock	-	2,394

Profit for the period	14,730	178,823

Shares issued via the exercise of stock options	333	-

Effect of consolidation of El Salvador	-	(3,248)

Issuance / Conversion of 2% PIK Notes	21,314	17,187

Movement in currency translation reserve	(1,023)	14,923

Shareholders’ equity	(49,826)	(85,180)

Millicom International Cellular S.A.
Quarterly analysis by cluster

	04 Q1	03 Q4	03 Q3	03 Q2	03 Q1
Total cellular subs

South East Asia	1,706,073	1,484,867	1,334,088	1,222,404	1,107,885
South Asia	1,246,692	1,192,282	1,103,671	1,005,761	906,037

MIC Asia	2,952,765	2,677,149	2,437,759	2,228,165	2,013,922

Central America	1,443,815	1,412,513	1,320,493	811,731	786,346
South America	739,530	939,376	1,013,846	986,397	1,027,853

MIC Latin America	2,183,345	2,351,889	2,334,339	1,798,128	1,814,199

MIC Africa	761,261	661,504	531,743	445,542	420,593

Total	5,897,371	5,690,542	5,303,841	4,471,835	4,248,714

Prop cellular subs

South East Asia	779,517	680,129	614,518	562,246	508,987
South Asia	1,044,513	998,207	919,804	831,671	751,696

MIC Asia	1,824,030	1,678,336	1,534,322	1,393,917	1,260,683

Central America	987,115	968,635	918,361	431,124	417,628
South America	721,602	915,174	989,281	962,240	1,005,197

MIC Latin America	1,708,717	1,883,809	1,907,642	1,393,364	1,422,825
MIC Africa	595,283	463,432	364,682	296,674	279,095

Total	4,128,030	4,025,577	3,806,646	3,083,955	2,962,603

Revenues (US$ ’000)

South East Asia	55,743	50,195	41,805	41,989	41,165
South Asia	30,608	29,140	27,896	25,467	23,099

MIC Asia	86,351	79,335	69,701	67,456	64,264

Central America	68,784	67,414	37,993	30,693	35,221
South America	25,014	26,023	25,455	23,888	23,977

MIC Latin America	93,798	93,437	63,448	54,581	59,198

MIC Africa	31,672	27,213	21,179	18,474	18,082
Other	2,038	1,870	2,340	3,351	3,175

Total	213,859	201,855	156,668	143,862	144,719